Exhibit 99.1
Investor Contact:
Robert Lahey
robert.lahey@maxeon.com
+1 (202) 246-1872

Media Contact:
Anna Porta
anna.porta@maxeon.com
+39 345 7706205

Maxeon Solar Technologies Announces Fourth Quarter and Fiscal Year 2022 Financial Results

--Record Gross Profit of $20 million in fourth quarter of 2022--
--Guiding Positive Adj. EBITDA in first quarter of 2023--
Singapore, March 8, 2023 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for its fourth quarter and fiscal year ended January 1, 2023.
Maxeon's Chief Executive Officer Bill Mulligan noted, “After more than two years of investment in significant transformation initiatives, Maxeon's financial performance is improving rapidly. The Company's gross profit increased to $20 million in the fourth quarter due to strong operational performance and prudent supply chain management, a record for Maxeon. Next quarter, Maxeon projects further progress leading to positive adjusted EBITDA for the first time since our spin-out. This continued margin improvement is attributable to strong execution by both our manufacturing and sales teams. In our distributed generation (DG) business, pricing is benefiting from continued strength in our European channel with increasing attach rates for Beyond the Panel products, and also in the United States (US) with strong demand from both SunPower as well as through our new Maxeon installer channel which kicked off in January. Our US DG partners indicate significant year-over-year growth for us in 2023, which we attribute in part to our products' popularity in high-cost-of-power markets and sales professionals skilled at selling long-term value."
Mulligan continued “The US utility-scale business is poised for further growth with cumulative bookings now 4.2 gigawatts extending deep into 2025 plus options with advance deposits for an additional 1.5 gigawatts through 2027. Our first 1.8GW of Performance Line manufacturing capacity is on track to reach full output later this year. With the majority of the ramp already completed, we expect improving COGS to drive positive adjusted EBITDA in the current quarter."
Selected Q4 and Fiscal Year Unaudited Financial Summary

(In thousands, except shipments)	Fiscal Q4 2022	Fiscal Q3 2022	Fiscal Q4 2021	Fiscal Year 2022	Fiscal Year 2021
Shipments, in MW	734	605	577	2,348	1,956
Revenue	$323,503	$275,449	$221,479	$1,060,113	$783,279
Gross profit (loss)(1)	20,087	(15,747)	(10,545)	(47,948)	(29,014)
GAAP Operating expenses	38,038	41,196	35,518	152,346	143,433
GAAP Net loss attributable to the stockholders(1)	(75,701)	(44,691)	(73,332)	(267,424)	(254,520)
Capital expenditures	7,314	16,110	37,393	63,337	154,194

	Other Financial Data(1), (2)
(In thousands)	Fiscal Q4 2022	Fiscal Q3 2022	Fiscal Q4 2021	Fiscal Year 2022	Fiscal Year 2021
Non-GAAP Gross profit (loss)(1)	$20,696	$(15,492)	$(10,056)	$(31,243)	$(27,764)
Non-GAAP Operating expenses	34,488	34,651	33,423	133,669	129,368
Adjusted EBITDA(1)	(3,712)	(34,501)	(32,777)	(108,636)	(116,824)

1

(1)The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to “Supplementary information affecting GAAP and Non-GAAP results” below.
(2)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.
Supplementary information affecting GAAP and Non-GAAP results

		Three Months Ended			Fiscal Year Ended
(In thousands)	Financial statements item affected	January 1, 2023	October 2, 2022	January 2, 2022	January 1, 2023	January 2, 2022
Incremental cost of above market polysilicon(1)	Cost of revenue	30	603	11,542	11,329	47,188
Loss on ancillary sales of excess polysilicon(2)	Cost of revenue	—	—	2,621	8,328	14,264
(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter.
(2)In order to reduce inventory and improve working capital, we had periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss.

Fiscal Year 2023 and First Quarter 2023 Outlook
For the first quarter of 2023, the Company anticipates the following results:

(In millions, except shipments)	Outlook
Shipments, in MW	730 - 770 MW
Revenue	$305 - $345
Gross profit	$29 - $39
Non-GAAP gross profit(1)	$30 - $40
Operating expenses	$41 ± $2
Non-GAAP operating expenses(2)	$37 ± $2
Adjusted EBITDA(3)	$10 - $20
Capital expenditures(4)	$13 - $17
For fiscal year 2023, the Company anticipates the following results:
–Revenue to be within a range of $1,350 million to $1,550 million.
–Adjusted EBITDA(3) to be within a range of $80 million to $100 million.
–Capital expenditures(4) to be within a range of $100 million to $120 million.
(1)The Company's Non-GAAP gross profit is impacted by the effects of adjusting for stock-based compensation expense.
(2)The Company's Non-GAAP operating expenses are impacted by the effects of adjusting for stock-based compensation expense and restructuring charges and fees.
(3)The Company cannot provide a reconciliation between its Adjusted EBITDA projection and the most directly comparable GAAP measures without unreasonable efforts because it is unable to predict with reasonable certainty the ultimate outcome of the remeasurement gain or loss of the prepaid forward and the equity in income or losses of our unconsolidated investee.

(4)The capital expenditures mainly relate to preparation for capacity expansion for our Maxeon 7 technology, completion of manufacturing capacity for Performance line panels to be sold in the U.S. market, completion of manufacturing capacity for our Maxeon 6 product platform, further developing Maxeon 7 technology and operating a pilot line, as well as various corporate initiatives. The above excludes capital expenditures in connection to the investment plan to deploy a multi-GW factory in the United States to manufacture solar products for both the DG and utility-scale power plant markets.
These anticipated results for fiscal year 2023 and the first quarter of 2023 are preliminary, unaudited and represent the most current information available to management. The Company’s business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the uncertainty of the continuing COVID-19 pandemic, and the global economic environment. Please refer to Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.
For more information
Maxeon’s fiscal year 2022 financial results and management commentary can be found on Form 20-F by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 20-F and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
Conference Call Details

The Company will hold a conference call on March 7, 2023, at 5:00 PM U.S. ET / March 8, 2023, at 6:00 AM Singapore Time, to discuss results and provide an update on the business.

To join the live conference call, participants must first register here, where a dial-in number will be provided.

A simultaneous audio-only webcast of the conference call will also be available on Maxeon's website at https://edge.media-server.com/mmc/p/npaoiv87. A webcast replay will be available on Maxeon's website for one year at https://corp.maxeon.com/events-and-presentations.

About Maxeon Solar Technologies

Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a +35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Section 27A of the Securities Act of
1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short-term and long-term material cash requirements, our ability to complete an equity or debt offering at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s Maxeon 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, pipelines in our sales channels and feedback from our partners; (i) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets; and (j) our first quarter and annual fiscal year 2023 guidance, including shipments, revenue, gross profit (loss), non-GAAP gross profit (loss), operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, out-of-market polysilicon cost and related assumptions.

The forward-looking statements can be also identified by terminology such as “may,” "projects,""indicate," “expect,” “anticipates,” “future,” “plans,” “believes,” “estimates,” "outlook" and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the COVID-19 pandemic, or the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19, the war in Ukraine, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations or other factors, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross profit (loss), non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges and fees, remeasurement loss (gain) on prepaid forward and physical delivery forward, loss on extinguishment of debt, impairment, equity in losses of unconsolidated investees and related gains and loss related to settlement of price escalation dispute (“Adjusted EBITDA”) to supplement our consolidated and combined financial results presented in accordance with GAAP. Non-GAAP gross profit (loss) is defined as gross profit (loss) excluding stock-based compensation and loss related to settlement of price escalation dispute. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges and fees.
We believe that non-GAAP gross profit (loss), non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:

•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross loss, non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring charges and fees. We incur restructuring charges and fees related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges and fees are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges and fees from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss (gain) on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200.0 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss (gain) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude these mark-to-market adjustments from our Adjusted EBITDA as they are not reflective of ongoing operating results nor do the loss (gain) contribute to a meaningful evaluation of our past operating performance.
•Loss on extinguishment of debt. This relates to the loss that arose from the termination of our $50.0 million working capital facility in September 2021 and the expiration of the availability period for draw down of our $75.0 million term loans in August 2021. Loss on debt extinguishment is excluded from Adjusted EBITDA because it is not considered part of core operating activities. Such activities are discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude the loss on extinguishment of debt from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Impairment. This relates to the impairment of assets recorded by our equity method investee, Huansheng JV. Asset impairment is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of ongoing operating results. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our past operating performance.
•Equity in losses of unconsolidated investees and related gains. This relates to the loss on our unconsolidated equity investment Huansheng JV and gains on such investment. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.

•Loss related to settlement of price escalation dispute. This relates to loss arising from the settlement of price escalation dispute with a polysilicon supplier related to our long-term, firm commitment polysilicon supply agreement. This is excluded from our Adjusted EBITDA financial measure as it is non-recurring and not reflective of ongoing operating results. As such, management believes that it is appropriate to exclude such charges as the loss does not contribute to a meaningful evaluation of our past operating performance.

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended			Fiscal Year Ended
(In thousands)	January 1, 2023	October 2, 2022	January 2, 2022	January 1, 2023	January 2, 2022
Gross profit (loss)	$20,087	$(15,747)	$(10,545)	$(47,948)	$(29,014)
Stock-based compensation	609	255	489	1,535	1,250
Loss related to settlement of price escalation dispute	—	—	—	15,170	—
Non-GAAP Gross profit (loss)	20,696	(15,492)	(10,056)	(31,243)	(27,764)

GAAP Operating expenses	38,038	41,196	35,518	152,346	143,433
Stock-based compensation	(2,956)	(5,918)	(1,545)	(13,045)	(5,981)
Restructuring charges and fees	(594)	(627)	(550)	(5,632)	(8,084)
Non-GAAP Operating expenses	34,488	34,651	33,423	133,669	129,368

GAAP Net loss attributable to the stockholders	(75,701)	(44,691)	(73,332)	(267,424)	(254,520)
Interest expense, net	9,307	8,035	6,511	27,812	27,848
Provision for (benefit from) income taxes	28,030	2,399	(1,016)	32,191	203
Depreciation	14,422	13,845	11,930	56,470	41,827
Amortization	57	50	185	272	383
EBITDA	(23,885)	(20,362)	(55,722)	(150,679)	(184,259)
Impairment	—	—	5,058	—	$5,058
Stock-based compensation	3,565	6,173	2,034	14,580	$7,231
Loss related to settlement of price escalation dispute	—	—	—	15,170	$—
Restructuring charges (credits) and fees(1)	594	627	(378)	5,632	$7,156
Remeasurement loss (gain) on physical delivery forward and prepaid forward	17,726	(24,521)	9,827	(2,411)	$34,468
Equity in (income) losses of unconsolidated investees and related gain	(1,712)	3,582	6,404	9,072	$8,447
Loss on extinguishment of debt	—	—	—	—	$5,075
Adjusted EBITDA(2)	(3,712)	(34,501)	(32,777)	(108,636)	$(116,824)
(1)Amount represents restructuring charges and fees related to reorganization plans, excluding accelerated depreciation amounting to $0.9 million included in the depreciation line for the three months ended January 2, 2022 and fiscal year 2021.
(2)The Adjusted EBITDA for three months ended January 2, 2022 did not contain an adjustment for equity in losses of unconsolidated investees and related gain on such equity investment. For a reconciliation of Adjusted EBITDA to GAAP Net Loss for the three months ended January 2, 2022, please refer to our Forms 6-K furnished with the SEC on March 24, 2022.

Reconciliation of Non-GAAP Outlook

(In millions)	Outlook
Gross profit	$29 - $39
Stock-based compensation	1
Non-GAAP gross profit	$30 - $40

Operating expenses	$41 ± $2
Stock-based compensation	(4)
Non-GAAP operating expenses	$37 ± $2
©2023 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	January 1, 2023	January 2, 2022
Assets
Current assets:
Cash and cash equivalents	$227,442	$166,542
Short-term securities	76,000	—
Restricted short-term marketable securities	968	1,079
Accounts receivable, net	54,301	39,730
Inventories	303,230	212,820
Advances to suppliers, current portion	2,137	51,045
Prepaid expenses and other current assets	126,971	61,904
Total current assets	$791,049	$533,120
Property, plant and equipment, net	380,468	386,630
Operating lease right of use assets	17,844	15,397
Intangible assets, net	291	420
Advances to suppliers, net of current portion	—	716
Deferred tax assets	10,348	5,183
Other long-term assets	60,418	115,077
Total assets	$1,260,418	$1,056,543
Liabilities and Equity
Current liabilities:
Accounts payable	$247,870	$270,475
Accrued liabilities	135,157	78,680
Contract liabilities, current portion	139,267	44,059
Short-term debt	50,526	25,355
Operating lease liabilities, current portion	3,412	2,467
Total current liabilities	$576,232	$421,036
Long-term debt	1,649	213
Contract liabilities, net of current portion	161,678	58,994
Operating lease liabilities, net of current portion	15,603	13,464
Convertible debt	378,610	145,772
Deferred tax liabilities	14,913	1,150
Other long-term liabilities	63,663	61,039
Total liabilities	$1,212,348	$701,668
Commitments and contingencies
Equity:
Common stock, no par value (45,033,027 and 44,246,603 issued and outstanding as of January 1, 2023 and January 2, 2022, respectively)	$—	$—
Additional paid-in capital	584,808	624,261
Accumulated deficit	(520,263)	(262,961)
Accumulated other comprehensive loss	(22,108)	(11,844)
Equity attributable to the Company	42,437	349,456
Noncontrolling interests	5,633	5,419

Total equity	48,070	354,875
Total liabilities and equity	$1,260,418	$1,056,543

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Fiscal Year Ended
	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022
Revenue	$323,503	$221,479	$1,060,113	$783,279
Cost of revenue	303,416	232,024	1,108,061	812,293
Gross profit (loss)	20,087	(10,545)	(47,948)	(29,014)
Operating expenses:
Research and development	11,403	10,700	49,682	46,527
Sales, general and administrative	26,132	24,268	100,546	88,822
Restructuring charges	503	550	2,118	8,084
Total operating expenses	38,038	35,518	152,346	143,433
Operating loss	(17,951)	(46,063)	(200,294)	(172,447)
Other expense, net
Interest expense, net	(9,307)	(6,511)	(27,812)	(27,848)
Loss on extinguishment of debt	—	—	—	(5,075)
Other, net	(22,129)	(10,574)	2,223	(33,693)
Other expense, net	(31,436)	(17,085)	(25,589)	(66,616)
Loss before income taxes and equity in losses of unconsolidated investees	(49,387)	(63,148)	(225,883)	(239,063)
(Provision for) benefit from income taxes	(28,030)	1,016	(32,191)	(203)
Equity in income (losses) of unconsolidated investees	1,712	(11,462)	(9,072)	(16,480)
Net loss	(75,705)	(73,594)	(267,146)	(255,746)
Net loss (income) attributable to noncontrolling interests	4	262	(278)	1,226
Net loss attributable to the stockholders	$(75,701)	$(73,332)	$(267,424)	$(254,520)

Net loss per share attributable to stockholders:
Basic and diluted	$(1.84)	$(1.81)	$(6.54)	$(6.79)

Weighted average shares used to compute net loss per share:
Basic and diluted	41,227	40,444	40,920	37,457

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Cash flows from operating activities
Net loss	$(267,146)	$(255,746)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	56,219	42,210
Stock-based compensation	14,580	7,231
Non-cash interest expense	7,078	13,361
Equity in losses of unconsolidated investees	9,072	16,480
Gain from dilution of interest in joint venture	—	(2,975)
Loss on retirement of property, plant and equipment	243	2,442
Loss on impairment of property, plant and equipment	417	—
Loss on debt extinguishment	—	5,075
Deferred income taxes	8,598	5,587
Remeasurement (gain) loss on prepaid forward	(2,411)	34,468
Reserves (utilization) for excess or obsolete inventories	16,342	(319)
Other, net	1,607	(1,765)
Changes in operating assets and liabilities
Accounts receivable	(15,332)	38,268
Inventories	(106,622)	(43,174)
Prepaid expenses and other assets	(35,685)	(20,529)
Operating lease right-of-use assets	3,192	2,449
Advances to suppliers	49,624	41,147
Accounts payable and other accrued liabilities	70,567	41,098
Contract liabilities	195,650	72,488
Operating lease liabilities	(2,556)	(2,662)
Net cash provided by (used in) operating activities	3,437	(4,866)
Cash flows from investing activities
Purchases of property, plant and equipment	(63,337)	(154,194)
Proceeds from disposal of restricted short-term marketable securities	958	1,318
Purchase of restricted short-term marketable securities	(968)	(1,094)
Purchase of short-term securities	(76,000)	—
Proceeds from (cash paid for) disposal of property, plant and equipment	189	(417)
Purchases of intangibles	(143)	(61)
Net cash used in investing activities	(139,301)	(154,448)
Cash flows from financing activities
Proceeds from debt	258,426	170,311
Repayment of debt	(233,138)	(193,237)

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	(257)	(4,245)
Net proceeds from issuance of convertible debt	187,232	—
Net proceeds from issuance of common stock	—	169,684
Distribution to noncontrolling interest	(64)	—
Repayment of finance lease obligations and other debt	(725)	(705)
Net cash provided by financing activities	211,474	141,808
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	119	166
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	75,729	(17,340)
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	192,232	209,572
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$267,961	$192,232
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$35,264	$58,562
Right-of-use assets obtained in exchange for lease obligations	5,639	5,029
Cost from issuance of common stock paid in shares	—	1,078
Property, plant and equipment obtained through capital lease	2,127	—
The following table reconciles our cash and cash equivalents and restricted cash and restricted cash equivalents reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents, restricted cash and restricted cash equivalents reported on our Condensed Consolidated Statements of Cash Flows as of January 1, 2023 and January 2, 2022:

(In thousands)	January 1, 2023	January 2, 2022
Cash and cash equivalents	$227,442	$166,542
Restricted cash and restricted cash equivalents, current portion, included in prepaid expenses and other current assets	37,974	1,661
Restricted cash and restricted cash equivalents, net of current portion, included in other long-term assets	2,545	24,029
Total cash, cash equivalents, restricted cash and restricted cash equivalents shown in Condensed Consolidated Statements of Cash Flows	$267,961	$192,232